Exhibit 99.4 Q1 FY20 MANAGEMENT PRESENTATION 9 August 2019

James Hardie Q1 FY20 Results CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS This Management Presentation contains forward‐looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward‐ looking statements in its periodic reports filed with or furnished to the SecuritiesandExchangeCommission,onForms20‐Fand6‐K,initsannualreports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward‐looking statements and such forward‐looking statements are statements made pursuantto the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward‐looking statements include: • statements about the Company’s future performance; • projections of the Company’s results of operations or financial condition; • statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products; • expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants; • expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects; • expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios; • expectations concerning dividend payments and share buy‐backs; • statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges; • uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark; • statements regarding tax liabilities and related audits, reviews and proceedings; • statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings; • expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos‐related personal injury and death claims; • expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty‐related costs; • statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third‐party recoveries; and • statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence. Page 2

James Hardie Q1 FY20 Results CAUTIONARY NOTE ON FORWARD‐LOOKING STATEMENTS   (continued) Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward‐looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward‐looking statements and all such forward‐looking statements are qualified in their entirety by reference to the following cautionary statements. Forward‐looking statements are based on the Company’s current expectations, estimates and assumptions and because forward‐looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward‐looking statements. These factors, some of which are discussed under “Risk Factors”inSection3oftheForm20‐FfiledwiththeSecuritiesandExchange Commission on 21 May 2019 and subsequently amended on 8 August 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall inAICF and the effect of currency exchange ratemovementsontheamountrecordedin the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward‐looking statements. Forward‐looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward‐looking statements or information except as required by law. Page 3

James Hardie Q1 FY20 Results USE OF NON‐GAAP FINANCIAL INFORMATION;    AUSTRALIAN EQUIVALENT TERMINOLOGY This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (US GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on‐going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include: • Adjusted EBIT; • Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition; • Adjusted EBIT margin; • Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition; • Adjusted net operating profit; • Adjusted diluted earnings per share; • Adjusted operating profit before income taxes; • Adjusted income tax expense; • Adjusted effective tax rate; • Adjusted EBITDA; • Adjusted EBITDA excluding Asbestos; and • Adjusted selling, general and administrative expenses (“Adjusted SG&A”). These financial measures are or may be non‐US GAAP financial measures as definedintherulesoftheU.S.SecuritiesandExchangeCommissionandmayexclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These non‐GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non‐GAAP financial measures for the same purposes. However, these non‐GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non‐GAAP financial measures presented in this Management Presentation, including a reconciliation of each non‐GAAP financial measure to the equivalent US GAAP measure, see the slide titled “Non‐US GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with US GAAP, butwhichare consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross‐references between each US GAAP financial measure used in the Company’s Condensed Consolidated Financial Statements to the equivalent non‐US GAAP financial measure used in this Management Presentation. See the section titled “Non‐US GAAP Financial Measures” included in the Appendix to this Management Presentation. Page 4

James Hardie Q1 FY20 Results AGENDA • Group Operating Review Dr Jack Truong, CEO • Financial Review  Matt Marsh, EVP and CFO • Strategy Update Dr Jack Truong, CEO • Questions and Answers Page 5

• Xxx • Xxx GROUP OPERATING REVIEW – DR JACK TRUONG, CEO

James Hardie Q1 FY20 Results Q1 FY20 GROUP RESULTS OVERVIEW Q1'20 • North America delivered very good volume 957.2 mmsf growth in a down market Sales Volume 2% • North America EBIT margin at the top end of US$656.8 M our range Net Sales 1% • Europe continued to deliver strong top line US$124.4 M Adjusted EBIT1 growth 16% Adjusted Net Operating US$90.2 M • APAC delivered solid financial results despite Profit2 13% weakening Australian housing market 1 Excludes asbestos related expenses and adjustments 2 Excludes asbestos related expenses and adjustments and tax adjustments Very good performance in all three geographies Page 7

James Hardie Q1 FY20 Results Q1 FY20 NORTH AMERICA SUMMARY Q1'20 • We expect underlying addressable housing market to be slightly positive for full year FY20 612.7 mmsf Sales Volume 4% • Exteriors volume grew 5%, showing continuous improvement in primary demand growth US$452.3 M Net Sales 4% • Interiors volume declined 3%; a marked improvement compared to the previous four US$113.5 M quarters EBIT 6% • EBIT Margin at top of our target range 25.1 % EBIT Margin 0.4 pts Commercial transformation and implementation of lean  manufacturing are moving in the right direction Page 8

James Hardie Q1 FY20 Results Q1 FY20 EUROPE SUMMARY Q1'20 • Very good revenue growth; up 7% in Euros 210.1 mmsf Sales Volume FLAT • Fiber Cement revenue increased 37% in Euros versus prior corresponding period €85.4 M Net Sales 7% • EBIT Margin Excluding¹ of 10.7%, in line with internal targets and on track to deliver full year EBIT Margin €9.1 M EBIT Excluding1 accretion -4% 10.7 % EBIT Margin Excluding1 -1.2 pts 1 Excludes integration costs and FY19 transaction costs and inventory fair value adjustment Europe continues to perform well with increased Fiber Cement  momentum Page 9

James Hardie Q1 FY20 Results Q1 FY20 APAC SUMMARY Q1'20 • Solid financial results despite significant softening of 134.4 mmsf Australian housing market Sales Volume -3% • Strong volume growth in the Philippines A$154.4 M Net Sales FLAT • EBIT and EBIT Margin continue to be impacted by A$35.4 M input cost inflation and higher freight EBIT -6% 23.0 % EBIT Margin -1.2 pts Proactive management through a market downturn Page 10

James Hardie Q1 FY20 Results

FY20 KEY ASSUMPTIONS & MARKET OUTLOOK

North America	Europe	Asia Pacific
Modest growth in the US housing market	Slight housing market growth across addressable market	Addressable housing market in Australia is contracting
US Residential Housing starts forecast between 1.2 and 1.3 million	Introduction of new fiber cement products for Europe	APAC volume: 3-5% growth above the market
EBIT Margin **at the top of** our stated range of 20 to 25%[1]	EBIT Margin accretion[2]	EBIT Margin in the top half of our stated range of 20 to 25%[3]
Exteriors volume: 3-5% PDG		

Note: Changes to key assumptions and outlook statements from those provided in our Q4 FY19 results presentation are indicated in bold text above.

[1] Expectation is based upon the Company continuing to improve operating performance in our plants, improved net average sales price and mix, flattening of input costs and modest underlying housing growth

[2] *Expectation is based upon the Company continuing to improve operating performance in our plants and slight underlying housing growth*

[3] *Expectation is based upon the Company continuing to improve operating performance in our plants, higher net average sales price and mix, continued inflation for input costs and volume growth above a decreasing addressable housing market*

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FINANCIAL REVIEW – MATT MARSH, EVP AND CFO Page 12

James Hardie Q1 FY20 Results RESULTS – 1ST QUARTER FY20 Three Months Ended 30 June Net sales increased 1%, US$5.8 million US$ Millions Q1'20 Q1'19 % Change • Exterior growth above market in the North America Fiber Cement segment Sales volume 957.2 938.6 2 • Asia Pacific Fiber Cement segment impacted by continued Net sales 656.8 651.0 1 Australian market softening Gross profit 233.1 221.1 5 • Higher net sales in Europe Building Products segment EBIT 132.5 131.9 FLAT Net operating Gross profit increased 5%, gross margin % up 150bps 86.5 90.6 (5) profit Operating cash 140.2 107.5 30 flow Adjusted net operating profit2 increased 13% • North America Fiber Cement EBIT increased 6% Adjusted EBIT 1 124.4 107.1 16 • Asia Pacific Fiber Cement EBIT decreased 12% Adjusted Net • Europe Building Products EBIT increased 272% 90.2 79.9 13 Operating Profit 2 1 Excludes asbestos related expenses and adjustments 2 Excludes asbestos related expenses and adjustments, and tax adjustments Page 13

James Hardie Q1 FY20 Results NORTH AMERICA FIBER CEMENT SUMMARY Q1'20 Volume 612.7 mmsf Sales Volume • Exteriors volumes +5% compared to pcp 4% • Interiors volumes ‐3% compared to pcp US$452.3 M Net Sales Price 4% • Favorably impacted by annual change in strategic US$731 per msf Average Price pricing, partially offset by tactical pricing 1% EBIT US$113.5 M EBIT • Higher net sales 6% • Partially offset by higher input costs 25.1% • Improved plant performance EBIT Margin 0.4 pts • SG&A as a % of revenue down Page 14

James Hardie Q1 FY20 Results NORTH AMERICA FIBER CEMENT Quarterly  EBIT and EBIT Margin 120 30 100 25 80 20 60 15 EBIT US$M 40 10 EBIT Margin 20 5 0 0 FY15 FY16 FY17 FY18 FY19 FY20 EBIT EBIT/Sales Q1 FY20 EBIT Margin % up 40 bps to 25.1% compared  to pcp and at the top end of our target range Page 15

James Hardie Q1 FY20 Results

NORTH AMERICA INPUT COSTS


Quarterly US Input Costs
Pulp Prices ($)
1,600
1,400
1,200
1,000
800
600
400
200
0
Cement, Gas, Electric and Freight Prices ($)
10
9
8
7
6
5
4
3
2
1
0
Q4'17
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
PULP
GAS
ELECTRIC
CEMENT
FREIGHT

- The price of NBSK pulp **down** 1% compared to pcp
  - Price down 6% compared to Q4 FY19
- Freight prices **down** 16% compared to pcp
- Cement prices **up** 3% compared to pcp
- Gas prices **up** 22% compared to pcp
- Electric prices **down** 3% compared to pcp

The information underlying the table above is sourced as follows:

- *Pulp – Cost per ton – from RISI*
- *Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration*
- *Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration*
- *Cement – Relative index from the Bureau of Labor Statistics*
- *Freight – Cost per mile – from Dial-a-Truck Solutions*
- *Gas and Electric prices for current quarter are based on prior quarter actuals*

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James Hardie Q1 FY20 Results ASIA PACIFIC FIBER CEMENT SUMMARY  Q1'20 134.4 mmsf Volume Sales Volume -3% • Positive PDG in Australia despite continued softening A$154.4 M of the housing market Net Sales FLAT • Strong sales volume growth in the Philippines A$1,018 per msf Average Price EBIT 2% • Impacted by higher input costs and unfavorable New US$24.8 M EBIT Zealand plant performance -12% • Partially offset by higher average net sales price in A$35.4 M EBIT Australian dollars -6% • Segment results in US dollars impacted by unfavorable 23.0 % EBIT Margin -1.2 pts foreign exchange rate movements Page 17

James Hardie Q1 FY20 Results ASIA PACIFIC FIBER CEMENT (LOCAL CURRENCY) Australia • Gained market penetration despite a soft market • EBIT decrease primarily driven by lower net sales New Zealand • EBIT impacted by higher input costs and unfavorable plant performance Philippines • Volume increase driven by market penetration • EBIT unfavorably impacted by higher input costs Page 18

James Hardie Q1 FY20 Results

EUROPE BUILDING PRODUCTS SUMMARY

	Q1'20
Sales Volume	**210.1** mmsf FLAT
Net Sales	**€85.4** M ↑ 7%
Average Price	**€315** per msf ↑ 4%
EBIT	**US$7.9** M ↑ 272%
EBIT Excluding[1]	**US$10.3** M ↓ -10%
EBIT Excluding[1]	**€9.1** M ↓ -4%
EBIT Margin Excluding[1]	**10.7** % ↓ -1.2 pts

Net Sales

- Net sales in Euros increased 7%
- Fiber cement net sales in Euros increased 37%

EBIT Excluding[1] in Euros

- Higher gross margin
- Higher SG&A costs associated with building out the corporate functions and exiting the TSAs
- €2.0 million of integration costs in Q1 FY20
- EBIT Margin Excluding[1] of 10.7% in line with internal targets

[1] *Excludes integration costs and FY19 transaction costs and inventory fair value adjustment*

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James Hardie Q1 FY20 Results SEGMENT EBIT – 1ST QUARTER FY20 Other Businesses 1 Research and Development (10) 0.4 (7.4) 0 (6.1) (6.2) (5) (1) US$ Millions US$ Q1 EBIT US$ Millions US$ Q1 EBIT (1.5) (2) (1.8) 0 FY18 FY19 FY20 FY18 FY19 FY20 Exited Windows business Committed to R&D investment General Corporate Costs1 (20) (14.9) (16.0) (15) • Unfavorable movements due to foreign exchange (9.8) (10) • Higher stock compensation expense Q1 EBIT US$ Millions US$ (5) 0 FY18 FY19 FY20 General Corporate Costs in line with expectations 1 Excludes asbestos related expenses and adjustments Page 20

James Hardie Q1 FY20 Results INCOME TAX Three Months Ended 30 June 18.2% adjusted effective tax rate for the quarter • Increase in adjusted income tax expense driven by a US$ Millions Q1'20 Q1'19 change in the geographical mix of earnings, including the Operating profit before taxes 118.6 121.5 accounting treatment related to the amortization benefit Asbestos adjustments1 (8.3) (25.1) of intangible assets Adjusted operating profit before 110.3 96.4 income taxes • Income taxes are not currently paid or payable in Australia due to tax losses. Australian tax losses primarily Adjusted income tax expense2 (20.1) (16.5) result from deductions relating to contributions to AICF Adjusted effective tax rate 18.2% 17.1% Income tax expense (32.1) (30.9) Income taxes paid 2.6 4.2 Income taxes payable3 46.4 34.0 1 Includes asbestos adjustments, AICF SG&A expenses and net AICF interest income 2 Includes tax adjustments related to asbestos, the amortization benefit of certain US intangible assets and other tax adjustments 3 Includes non‐current US income taxes payable of US$25.2 million as of 30 June 2019 related to the deemed repatriation promulgated by the US Tax Cuts and Jobs Act and will be paid in annual installments through FY25 Page 21

James Hardie Q1 FY20 Results FINANCIAL MANAGEMENT FRAMEWORK Strong Financial Management Disciplined Capital Allocation Liquidity and Funding • Strong margins and operating cash flows • Invest in R&D and capacity expansion to  • Conservative leveraging of balance sheet  support organic growth at a target within 1‐2 times Adjusted  • Strong governance and transparency EBITDA excluding asbestos.  • Maintain ordinary dividends within the  • Investment‐grade financial management  defined payout ratio • US$500 million unsecured  revolving credit facility;  • Flexibility for: • US$800m senior unsecured notes  • Cyclical market volatility at Q1 FY20;  • Accretive and strategic inorganic  • €400m (US$454.6m) senior  opportunities or further shareholder  unsecured notes at Q1 FY20; returns, when appropriate • At Q1 FY20, total debt had a  weighted average maturity of 6.1  Moody’s S&P Fitch years and weighted average rate  Ba1 BB BBB‐ of 4.4% affirmed Sept’18 affirmed Mar’19 affirmed Mar’19 outlook stable outlook stable outlook stable Financial management consistent with investment grade credit Ability to withstand market cycles and other unanticipated events Page 22

James Hardie Q1 FY20 Results

CASH FLOWS[1]

US$ Millions	FY20	FY19	Change (%)
Net Income	**86.5**	**90.6**	**(5)**
Adjustment for non-cash items	48.0	26.5	81
Operating working capital[2]	44.1	24.8	78
Other net operating activities	(17.5)	(10.0)	(75)
AICF cash flow, net	-	(0.2)	
Cash Flow from Operations	**161.1**	**131.7**	**22**
Purchases of property, plant and equipment[3]	(65.3)	(69.6)	6
Proceeds from sale of property, plant and equipment	4.5	-	
Acqusition of business, net of cash acquired	-	(558.7)	
Free Cash Flow[4]	**100.3**	**(496.6)**	
Net repayments to credit facilities	(80.0)	(100.0)	20
Proceeds from 364-day term loan facility	-	492.4	
Free Cash Flow after Financing Activities	**20.3**	**(104.2)**	

[1] Derived from supplementary statement of cash flow
[2] Excludes AP related to capital expenditures
[3] Includes capitalized interest
[4] Distinct from the term defined by the AFFA for purposes of calculating our annual contribution to AICF

Higher operating cash flow

- Net cash inflow due to working capital
- Increase in income adjusted for non-cash items
- Offset by changes in operating assets and liabilities

Lower investing activities

- Acquisition of Fermacell in Europe in FY19
- Partially offset by decrease in fixed asset purchases

Lower financing activities

- Lower proceeds due to Fermacell acquisition in FY19
- Partially offset by lower net repayments to credit facilities

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James Hardie Q1 FY20 Results

LIQUIDITY PROFILE AT 30 JUNE 2019

Debt Profile

Millions



US$250[1]
US$500
€400/ US$455[2]
US$800
US$70
€400/ US$455[2]
US$800
Available Facilities
Outstanding Debt
US Senior Notes
EUR Senior Notes
Bank Facilities
Accordion

[1] *Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved*

[2] *Based on exchange rate as of 30 June 2019*

[3] *Includes debt issuance costs (US$18.4 million)*

Strong balance sheet

- US$96.1 million cash
- US$1,210.1 million net debt [3]
- US$420.5 million available on revolving credit facility

Corporate debt structure

- **US$400 million** 4.75% senior unsecured notes **maturing 2025**
- **US$400 million** 5.00% senior unsecured notes **maturing 2028**
- **€400 million** (US$454.6)[2] 3.625 % senior unsecured notes, **maturing 2026**
- **US$500 million** unsecured revolving credit facility, **maturing 2022**

Leverage strategy

- ~2.2x net debt to Adjusted EBITDA excluding asbestos; temporarily outside of the 1-2x leverage target range

On track, and committed to returning to our 1-2x leverage target range

JamesHardie

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James Hardie Q1 FY20 Results

CAPITAL EXPENDITURES


CAPEX Spend
US$ Millions
100
90
80
70
60
50
40
30
20
10
0
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19
Q1 FY20
Capacity
Maintenance & Other

CAPEX spend of US$63.3 million; decreased US$4.5 million compared to pcp

- **North America capacity projects**
  - Continued start-up of Tacoma greenfield expansion
  - Continued construction of our Prattville facility
  - Continued expansion within our ColorPlus product line
- **Asia Pacific capacity projects**
  - Continued Carole Park brownfield expansion project

JamesHardie

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James Hardie Q1 FY20 Results

FY20 KEY ASSUMPTIONS, MARKET OUTLOOK & GUIDANCE

North America	Europe	Asia Pacific
Modest growth in the US housing market	Slight housing market growth across addressable market	Addressable housing market in Australia is contracting
US Residential Housing starts forecast between 1.2 and 1.3 million	Introduction of new fiber cement products for Europe	APAC volume: 3-5% growth above the market
EBIT Margin at the top of our stated range of 20 to 25%[1]	EBIT Margin accretion[2]	EBIT Margin in the top half of our stated range of 20 to 25%[3]
Exteriors volume: 3-5% PDG		

Management expects full year Adjusted net operating profit to be between **US$325 million and US$365 million**

[1] Expectation is based upon the Company continuing to improve operating performance in our plants, improved net average sales price and mix, flattening of input costs and modest underlying housing growth

[2] *Expectation is based upon the Company continuing to improve operating performance in our plants and slight underlying housing growth*

[3] *Expectation is based upon the Company continuing to improve operating performance in our plants, higher net average sales price and mix, continued inflation for input costs and volume growth above a decreasing addressable housing market*

JamesHardie

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James Hardie Q1 FY20 Results KEY FINANCIAL MESSAGES • Good and disciplined financial performance in all three business segments • North America Fiber Cement delivered marked improvement in primary demand growth while  generating an EBIT margin at the top of our target range • Asia Pacific Fiber Cement EBIT margins were in the middle of our target range  • Europe Building Products segment delivered strong revenue growth in Euros • Adjusted EBIT of US$124.4 million (up 16% from pcp) • Adjusted NOPAT of US$90.2 million (up 13% from pcp) • We will fund US$108.9 million to AICF during the second quarter of fiscal year 2020,  as provided under the AFFA Page 27

STRATEGY UPDATE – DR JACK TRUONG, CEO Contents are confidential and subject to disclosure and insider trading considerations

James Hardie Q1 FY20 Results LONG TERM VALUE CREATION North America  • 35/90 with strong returns (20‐25% EBIT margin) Europe • €1 billion business with 20+% EBIT margin APAC • Deliver growth above market with strong returns  (20‐25% EBIT margin) Page 29

James Hardie Q1 FY20 Results

STRATEGIC PRIORITIES : FY20 – FY22

North America

1. Accelerate Exteriors Growth
2. Drive Lean Transformation across all ten plants
3. Re-establish Interiors as a Growth Business

Europe

1. Gain market traction
   - current fiber cement
   - new, for Europe, fiber cement
2. Continue to drive fiber gypsum market penetration
3. Continue to unlock existing manufacturing capacity in all five plants

Asia Pacific

1. Continue to drive growth above market
2. Continue to drive Lean manufacturing across all four plants







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James Hardie Q1 FY20 Results LEAN TRANSFORMATION – GLOBAL UPDATE North America • Hardie Manufacturing Operating System  (HMOS) already rolled out to 5 plants • 2 additional plants will be implemented by  30 September 2019 • On‐track to deliver US$100 million cost  savings Europe • Team visited NA plants in July • First European plant will implement HMOS  in Q3 FY20 APAC • Continuous improvement & execution • Team visiting NA plants in Q3 FY20 Standard Personal Protection Equipment rolled out at all European plants Page 31

James Hardie Q1 FY20 Results

EUROPE UPDATE

- Continue to drive sales synergies of Fiber Cement Exteriors with Fiber Gypsum Interiors
- Manufacturing improvements
- Deliver EBIT accretion



New construction luxury development in Hertfordshire, UK utilizing ColorPlus® HardiePlank® on exteriors



New construction in Eastern Switzerland utilizing ColorPlus® HardiePlank® on the exteriors and Fermacell fiber gypsum interior wall linings

JamesHardie™
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James Hardie Q1 FY20 Results

AUSTRALIA: GROWTH ABOVE MARKET - UPDATE

- Market Trends
  - Labor shortage
  - Less space / smaller lot sizes
  - Lightweight construction
- Take share from Brick
- Continue to deliver sustained Growth Above Market



A modern mixed material home built using James Hardie's Scyon® range, EasyLap® and HardieTex® (NSW)








(Left) Historically typical brick single family home construction in Australia. (Above) An affordable "Hamptons" home targeting millennials using James Hardie Linea® (QLD)

JamesHardie

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QUESTIONS Contents are confidential and subject to disclosure and insider trading considerations

APPENDIX

James Hardie Q1 FY20 Results FY20 GUIDANCE • Management notes the range of analysts’ forecasts for net operating profitexcluding asbestos for the year ending 31 March 2020 is between US$328 million and US$360 million, with a mean of US$344 million • Management expects full year Adjusted net operating profit to be between US$325 million and US$365 million assuming, among other things, housing conditions in the UnitedStatesremainconsistentandinlinewithourassumedforecastofnew construction starts, input prices remain consistent, and an average USD/AUD exchange rate that is at or near current levels for the remainder of the year • Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos‐related assets and liabilities in future periods Page 36

James Hardie Q1 FY20 Results NORTH AMERICA FIBER CEMENT Average Net Sales Price 750 731  718 698 700 666 669 665 US$ per MSF 650 600 FY15 FY16 FY17 FY18 FY19 Q1 FY20 • FY20 strategic price increase effective April 2019 • Overall, satisfied with price positioning Page 37

James Hardie Q1 FY20 Results TRANSLATION IMPACT ON CONSOLIDATED RESULTS Excluding Translation As R e porte d Translation Impact 2 Impact 1 US$ Millions Q1 FY20 Q1 FY19 % Change Q1 FY20 % Change $ Unfav % Net Sales $ 656.8 $ 651.0  1% $ 669.9  3% (13.1)  2% Gross Profit 233.1 221.1  5% 237.4  7% (4.3)  2% Adjusted EBIT 124.4 107.1  16% 126.4  18% (2.0)  2% Adjusted net operating profit $ 90.2 $ 79.9  13% $ 91.0  14% (0.8)  1% 1 As reported Q1 FY20 figures converted using Q1 FY19 average exchange rates 2 Reflects the difference between Q1 FY20 As Reported and Q1 FY20 using Q1 FY19 average exchange rates Page 38

James Hardie Q1 FY20 Results ASIA PACIFIC FIBER CEMENT RESULTS AUD vs USD Three Months Ended 30 June FY20 Re sults in Re sults in Impact of AUD USD FX Averge net sales price per unit +2% -5% -7% (per msf) Net sales FLAT -8% -8% Gross profit -5% -12% -7% EBIT -6% -12% -6% Page 39

James Hardie Q1 FY20 Results FINANCIAL SUMMARY Three Months Ended 30 June US$ Millions Q1'20 Q1'19 % Change Net Sales North America Fiber Cement$ 452.3 $ 433.8 4 Asia Pacific Fiber Cement 108.0 117.1 (8) Europe Building Products 95.9 95.4 1 Other Businesses 0.6 4.7 (87) Total Net Sales$ 656.8 $ 651.0 1 EBIT North America Fiber Cement$ 113.5 $ 107.2 6 Asia Pacific Fiber Cement 24.8 28.3 (12) Europe Building Products1 7.9 (4.6) Other Businesses 0.4 (1.5) Research & Development (6.2) (7.4) 16 General Corporate2 (16.0) (14.9) (7) Adjusted EBIT$ 124.4 $ 107.1 16 Net interest expense3 $ (13.9) $ (10.9) (28) Other (expense) income (0.2) 0.2 Adjusted income tax expense4 (20.1) (16.5) (22) Adjusted net operating profit$ 90.2 $ 79.9 13 1 Includes integration costs and FY19 transaction costs and inventory fair value adjustment 2 Excludes Asbestos related expenses and adjustments 3 Excludes AICF interest income 4 Includes tax adjustments  Page 40

James Hardie Q1 FY20 Results ASBESTOS CLAIMS DATA Claims Received • Gross cash outflow in the quarter was 7% below actuarial 157 expectations. 141 125 • Claims received were 11% above actuarial estimates and 26% higher than pcp • Claims reporting for mesothelioma: Q1'20 Q1'20 Q1'19 • 22% higher than actuarial estimates Actuals Actuarial Estimates Actuals • 37% higher than pcp Average Claim Settlement (A$)1 306,000 • Average claim settlement was 13% below actuarial estimates and 3% lower than pcp: • Average claim settlement sizes were lower for most 276,000 disease types, including mesothelioma claims for all 267,000 age groups, compared to actuarial expectations for the quarter Q1'20 Q1'20 Q1'19 Actuals Actuarial Estimates Actuals 1 Average claim settlement is derived as the total amount paid divided by the number of non‐nil claims Page 41

James Hardie Q1 FY20 Results DEPRECIATION AND AMORTIZATION US$ Millions Three Months Ended 30 June Q1'20 Q1'19 Depreciation and amortization North America Fiber Cement$ 22.0 18.1 Asia Pacific Fiber Cement 3.0 3.1 Europe Building Products 5.4 4.7 Other Businesses 0.1 0.6 Research and Development 0.2 0.3 General Corporate 0.9 1.3 Total depreciation and amortization$ 31.6 $ 28.1 Page 42

James Hardie Q1 FY20 Results NON‐US GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and taxes EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volumes mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non‐financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub‐contractors New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs Page 43

James Hardie Q1 FY20 Results NON‐US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents This document contains financial statement line item descriptions that are considered to be non‐US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under US GAAP, the following table cross‐ references each non‐US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: Management's Analysis of Results and Consolidated Statements of Operations Media Release and Other Comprehensive Income (Loss) (US GAAP) Net sales Net sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling, general and administrative expenses Selling, general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-US GAAP descriptions used by Australian companies. Page 44

James Hardie Q1 FY20 Results NON‐US GAAP FINANCIAL MEASURES Financial Measures – US GAAP equivalents Adjusted EBIT US$ Millions Three Months Ended 30 June Q1'20 Q1'19 EBIT$ 132.5 $ 131.9 Asbestos: Asbestos adjustments (8.5) (25.1) AICF SG&A expenses 0.4 0.3 Adjusted EBIT $ 124.4 $ 107.1 Net sales 656.8 651.0 Adjusted EBIT margin 18.9% 16.5% Adjusted net operating profit US$ Millions Three Months Ended 30 June Q1'20 Q1'19 Net operating profit $ 86.5 $ 90.6 Asbestos: Asbestos adjustments (8.5) (25.1) AICF SG&A expenses 0.4 0.3 AICF interest income, net (0.2) (0.3) Tax adjustments1 12.0 14.4 Adjusted net operating profit $ 90.2 $ 79.9 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments Page 45

James Hardie Q1 FY20 Results NON‐US GAAP FINANCIAL MEASURES Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition US$ Millions Three Months Ended 30 June Q1'20 Q1'19 EBIT $ 7.9 $ (4.6) Inventory fair value adjustment - 7.3 Transaction costs - 7.2 Integration costs 2.4 1.5 Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition $ 10.3 $ 11.4 Europe Building Products Segment net sales 95.9 95.4 Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition 10.7% 11.9% Page 46

James Hardie Q1 FY20 Results NON‐US GAAP FINANCIAL MEASURES Adjusted diluted earnings per share Three Months Ended 30 June Q1'20 Q1'19 Adjusted net operating profit (US$ Millions) $ 90.2 $ 79.9 Weighted average common shares outstanding - 443.3 443.0 Diluted (millions) Adjusted diluted earnings per share (US cents) 20 18 Adjusted effective tax rate US$ Millions Three Months Ended 30 June Q1'20 Q1'19 Operating profit before income taxes$ 118.6 $ 121.5 Asbestos: Asbestos adjustments (8.5) (25.1) AICF SG&A expenses 0.4 0.3 AICF interest income, net (0.2) (0.3) Adjusted operating profit before income taxes $ 110.3 $ 96.4 Income tax expense (32.1) (30.9) Tax adjustments1 12.0 14.4 Adjusted income tax expense$ (20.1) $ (16.5) Effective tax rate 27.1% 25.4% Adjusted effective tax rate 18.2% 17.1% 1 Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments Page 47

James Hardie Q1 FY20 Results NON‐US GAAP FINANCIAL MEASURES Adjusted EBITDA excluding Asbestos US$ Millions Three Months Ended 30 June Q1'20 Q1'19 EBIT$ 132.5 $ 131.9 Depreciation and amortization 31.6 28.1 Adjusted EBITDA $ 164.1 $ 160.0 Asbestos: Asbestos adjustments (8.5) (25.1) AICF SG&A expenses 0.4 0.3 Adjusted EBITDA excluding Asbestos $ 156.0 $ 135.2 Adjusted selling, general and administrative expenses ("Adjusted SG&A") US$ Millions Three Months Ended 30 June Q1'20 Q1'19 SG&A expenses$ 101.5 $ 104.9 Excluding: AICF SG&A expenses (0.4) (0.3) Adjusted SG&A expenses $ 101.1 $ 104.6 Net sales 656.8 651.0 SG&A expenses as a percentage of net sales 15.5% 16.1% Adjusted SG&A expenses as a percentage of net sales 15.4% 16.1% Page 48

Q1 FY20 MANAGEMENT PRESENTATION 9 August 2019